Exhibit 99.1

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND COMPREHENSIVE INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 and 2019

(In millions, except for share and per share data)

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019	Six-month period ended June 30, 2019
	RMB	RMB	US$
Revenues:
Accommodation reservation	5,297	6,429	936
Transportation ticketing	5,912	6,761	985
Packaged-tour	1,673	2,096	305
Corporate travel	435	547	80
Others	806	1,041	152

Total revenues	14,123	16,874	2,458

Less: Sales tax and surcharges	(73)	(19)	(3)

Net revenues	14,050	16,855	2,455

Cost of revenues	(2,713)	(3,487)	(508)

Gross profit	11,337	13,368	1,947

Operating expenses:
Product development	(4,411)	(5,186)	(755)
Sales and marketing	(4,282)	(4,330)	(631)
General and administrative	(1,330)	(1,634)	(238)

Total operating expenses	(10,023)	(11,150)	(1,624)

Income from operations	1,314	2,218	323

Interest income	804	1,049	153
Interest expense	(693)	(867)	(126)
Other income	2,653	3,204	467

Income before income tax expense, equity in income of affiliates and non-controlling interests	4,078	5,604	817

Income tax expense	(501)	(1,013)	(148)
Equity in loss of affiliates	(135)	(406)	(59)

Net income	3,442	4,185	610

Net (income)/loss attributable to non-controlling interests	(1)	37	5
Accretion to redemption value of redeemable non-controlling interests	—	(12)	(2)

Net income attributable to Ctrip.com International, Ltd.	3,441	4,210	613

Net income	3,442	4,185	610

Other comprehensive expense:
Foreign currency translation	(472)	(62)	(9)
Unrealized securities holding (losses)/gains, net of tax	(274)	175	25

Total comprehensive income	2,696	4,298	626

Comprehensive (income)/loss attributable to non-controlling interests	(1)	25	3

Comprehensive income attributable to Ctrip.com International, Ltd.	2,695	4,323	629

Earnings per ordinary share
— Basic	50.46	60.66	8.84

— Diluted	45.63	55.74	8.12

Earnings per ADS
— Basic	6.31	7.58	1.10

— Diluted	5.70	6.97	1.02

Weighted average ordinary shares outstanding
— Basic shares	68,187,413	69,407,775	69,407,775

— Diluted shares	80,536,083	79,375,205	79,375,205

Share-based compensation included in Operating expense above is as follows:
Product development	478	466	68
Sales and marketing	79	72	11
General and administrative	299	340	49

The accompanying notes are an integral part of these condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND JUNE 30, 2019

(In millions, except for share and per share data)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	21,530	23,002	3,351
Restricted cash	4,244	3,901	568
Short-term investments	36,753	32,949	4,799
Accounts receivable, net	5,668	7,927	1,155
Due from related parties	1,642	2,398	349
Prepayments and other current assets	9,557	9,988	1,455

Total current assets	79,394	80,165	11,677

Long-term deposits and prepayments	768	988	144
Long-term receivables due from related parties	229	23	3
Land use rights	94	93	13
Property, equipment and software	5,872	5,879	856
Investments	26,874	35,000	5,098
Goodwill	58,026	57,920	8,437
Intangible assets	13,723	13,388	1,950
Right-of-use assets	—	1,058	154
Deferred tax assets	850	758	110

Total assets	185,830	195,272	28,442

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	36,011	37,690	5,490
Accounts payable	11,714	12,925	1,883
Due to related parties	492	589	86
Salary and welfare payable	3,694	4,234	617
Taxes payable	1,019	1,175	171
Advances from customers	9,472	10,680	1,556
Accrued liability for customer reward program	528	470	68
Other payables and accruals	5,854	6,866	997

Total current liabilities	68,784	74,629	10,868

Deferred tax liabilities	3,838	3,657	533
Long-term debt	24,146	21,673	3,157
Long-term lease liabilities	—	696	101
Other long-term liabilities	329	123	18

Total liabilities	97,097	100,778	14,677

Commitments and contingencies (Note 11)

MEZZANINE EQUITY
Redeemable non-controlling interests	—	432	63

SHAREHOLDER’ EQUITY
Share capital (US$0.01 par value; 175,000,000 shares authorized, issued shares as of December 31, 2018 and June 30, 2019: 72,051,947 and 72,367,451; outstanding shares as of December 31, 2018 and June 30, 2019: 69,122,824 and 69,438,328)	5	5	1
Additional paid-in capital	73,876	74,915	10,913
Statutory reserves	484	484	70
Accumulated other comprehensive loss	(1,482)	(1,369)	(200)
Retained earnings	15,943	20,153	2,936
Less: Treasury stock (2,929,123 and 2,929,123 shares as of December 31, 2018 and June 30, 2019, respectively)	(2,111)	(2,111)	(307)

Total Ctrip.com International, Ltd. shareholders’ equity	86,715	92,077	13,413

Non-controlling interests	2,018	1,985	289

Total shareholders’ equity	88,733	94,062	13,702

Total liabilities, mezzanine equity and shareholders’ equity	185,830	195,272	28,442

The accompanying notes are an integral part of these condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2019

(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Ctrip.com International, Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2017	67,600,654	5	71,341	384	6,379	8,838	(2,929,139)	(2,111)	84,836	1,779	86,615
Cumulative effect of adoption of new accounting standard	—	—	—	—	(6,093)	6,093	—	—	—	—	—
Issuance of ordinary shares for the exercise of stock options	711,475	—	279	—	—	—	—	—	279	—	279
Share-based compensation	—	—	856	—	—	—	—	—	856	—	856
Appropriations to statutory reserves	—	—	—	2	—	(2)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(472)	—	—	—	(472)	—	(472)
Unrealized securities holding losses	—	—	—	—	(274)	—	—	—	(274)	—	(274)
Early Termination of Convertible Notes	16	—	—	—	—	—	16	—	—	—	—
Net income	—	—	—	—	—	3,441	—	—	3,441	1	3,442
Acquisition of additional shares in subsidiaries	—	—	2	—	—	—	—	—	2	4	6
Non-controlling interest in subsidiary disposed of in Business Combination	—	—	395	—	—	—	—	—	395	4	399
Business combination	—	—	—	—	—	—	—	—	—	115	115
Balance as of June 30, 2018	68,312,145	5	72,873	386	(460)	18,370	(2,929,123)	(2,111)	89,063	1,903	90,966

The accompanying notes are an integral part of these condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2019

(In millions, except for share and per share data)

	Ordinary shares (US$0.01 par value)
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Number of Treasury stock	Treasury stock	Total Ctrip.com International, Ltd. shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2018	69,122,824	5	73,876	484	(1,482)	15,943	(2,929,123)	(2,111)	86,715	2,018	88,733
Issuance of ordinary shares for the exercise of stock options	315,504	—	193	—	—	—	—	—	193	—	193
Share-based compensation	—	—	844	—	—	—	—	—	844	34	878
Foreign currency translation adjustments	—	—	—	—	(62)	—	—	—	(62)	—	(62)
Unrealized securities holding gains	—	—	—	—	175	—	—	—	175	—	175
Net income / (loss)	—	—	—	—	—	4,210	—	—	4,210	(37)	4,173
Issuance of additional equity stake by subsidiaries	—	—	—	—	—	—	—	—	—	15	15
Disposal of shares in subsidiaries	—	—	2	—	—	—	—	—	2	—	2
Deconsolidation of shares in subsidiary	—	—	—	—	—	—	—	—	—	(45)	(45)
Balance as of June 30, 2019	69,438,328	5	74,915	484	(1,369)	20,153	(2,929,123)	(2,111)	92,077	1,985	94,062

The accompanying notes are an integral part of these condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2019

(In millions)

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019	Six-month period ended June 30, 2019
	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,442	4,185	610
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	856	878	128
Equity in loss of affiliates	135	406	59
Loss from disposal of property, equipment and software	16	15	2
Gain on deconsolidation of subsidiaries	—	(161)	(23)
Gain on disposal of long-term investments	(990)	(256)	(37)
Loss from disposal of subsidiaries	—	10	1
Impairments of long-term investments	—	53	8
Provision/(settlement) of provision and contingent liability balances related to an equity method investment	8	(601)	(88)
Changes in fair value for equity investments measured at fair value	(875)	(2,217)	(323)
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	(249)	—	—
Provision for doubtful accounts	23	41	6
Depreciation of property, equipment and software	257	309	45
Amortization of intangible assets and land use rights	211	222	32
Non-cash operating lease costs of right-of-use assets	—	162	24
Deferred income tax (benefits)/expenses	(412)	111	16
Changes in current assets and liabilities, net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions, net of deconsolidations:
Increase in accounts receivable	(1,322)	(2,314)	(337)
Increase in due from related parties	(1,032)	(711)	(104)
Increase in prepayments and other current assets	(1,778)	(391)	(57)
Decrease in long-term receivables	26	112	16
Increase in accounts payable	3,083	1,243	181
(Decrease)/increase in due to related parties	(59)	133	19
(Decrease)/increase in salary and welfare payable	(48)	548	80
Increase in taxes payable	69	150	22
Increase in advances from customers	45	1,219	178
Decrease in accrued liability for customer reward program	(81)	(58)	(8)
Increase in other payables and accruals	899	670	99

Net cash provided by operating activities	2,224	3,758	549

Cash flows from investing activities:
Purchase of property, equipment and software	(336)	(358)	(52)
Cash paid for long-term investments	(527)	(6,824)	(994)
Cash acquired/(paid) for business combinations, net of cash acquired	208	(96)	(14)
Purchase of intangible assets	(14)	(11)	(2)
(Decrease)/increase in short-term investments	(5,292)	4,286	624
Cash received from loans to the users	489	1,289	188
Cash paid for loans to the users	(461)	(1,267)	(185)
Net change in loans to the users with terms of less than three months	(338)	(143)	(21)
Cash received from disposal of long-term investments	256	652	95
Cash used in deconsolidation of a subsidiary, net of cash disposed	—	(3)	—
Cash received from disposal of a subsidiary, net of cash disposed	—	20	3
Net cash used in investing activities	(6,015)	(2,455)	(358)

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2019

(In millions)

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019	Six-month period ended June 30, 2019
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds/(repayment) of short-term bank loans	6,290	(1,281)	(187)
Proceeds of long-term bank loans	1,951	493	72
Proceeds from exercise of share options	279	193	28
Cash paid for acquisition of additional equity stake in subsidiaries	(443)	—	—
Proceeds from securitization debt	260	—	—
Cash received from non-controlling shareholders	4	426	62

Net cash provided/(used) by financing activities	8,341	(169)	(25)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(39)	(5)	(1)
Net increase in cash, cash equivalents and restricted cash	4,511	1,129	165
Cash, cash equivalents and restricted cash, beginning of period	19,992	25,774	3,754

Cash, cash equivalents and restricted cash, end of period*	24,503	26,903	3,919

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	822	694	101
Cash paid for interest, net of amounts capitalized	655	850	124

Supplemental schedule of non-cash investing and financing activities
Non-cash consideration paid for business acquisitions, investments and non-controlling interest	(942)	—	—
Accruals related to purchase of property, equipment and software	(37)	(12)	(2)
Unpaid cash consideration for business acquisitions and acquisition of additional shares of subsidiary	(99)	—	—

*

As of June 30, 2018, cash and cash equivalents and restricted cash are RMB22.0 billion and RMB2.5 billion respectively. As of June 30, 2019, cash and cash equivalents and restricted cash are RMB23.0 billion and RMB3.9 billion respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), its subsidiaries, VIEs and VIEs’ subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

2.	PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s interim condensed consolidated financial statements as of June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019. The year-end condensed balance sheet data as of December 31, 2018 was derived from audited financial statements, but does not include all disclosures required by US GAAP.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, previously filed with the Securities and Exchange Commission (“SEC”).

Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries. All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs’ subsidiaries are consolidated into the Company’s financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

The following is a summary of the Company’s major VIEs and VIEs’ subsidiaries:

Name of VIE and VIEs’ subsidiaries	Date of establishment/acquisition
Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Established on July 18, 2000

Shanghai Huacheng Southwest International Travel Agency Co., Ltd. (“Shanghai Huacheng”, formerly known as Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001

Chengdu Ctrip Travel Agency Co., Ltd. (“Chengdu Ctrip”)	Established on January 8, 2007

Beijing Qu Na Information Technology Company Limited (“Qunar Beijing”)	Established on March 17, 2006

For the six-month periods ended June 30, 2018 and 2019, the Company is considered the primary beneficiary of a VIE or VIEs’ subsidiary and consolidated the VIE or VIEs’ subsidiary if the Company had variable interests, that will absorb the entity’s expected losses, receive the entity’s expected residual returns, or both.

Major variable interest entities and their subsidiaries

As of June 30, 2019, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs’ subsidiaries as stated in above. These VIEs and VIEs’ subsidiaries are used solely to facilitate the Group’s participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (“PRC”) where foreign ownership is restricted. From 2015, the Company restructured its business lines to change some of its VIEs to its wholly owned subsidiaries, which carry out the businesses that are not foreign ownerships restricted.

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB900,000,000 as of June 30, 2019.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of June 30, 2019.

Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB500,000,000 as of June 30, 2019.

Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company hold 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB11,000,000 as of June 30, 2019.

The capital injected by senior officers or senior officer’s family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs’ subsidiaries.

As of June 30, 2019, the Company has various agreements with its consolidated VIEs and VIEs’ subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

Powers of Attorney: Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network and Ctrip Travel Information, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

As of the date of these interim condensed consolidated financial statements, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee, to exercise, in a manner approved by Qunar, on such shareholder’s behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing’s articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder’s equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

Technical Consulting and Services Agreements: Ctrip Travel Information and Ctrip Travel Network, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For the six-month period ended June 30, 2019, our consolidated affiliated Chinese entities paid Ctrip Travel Information a quarterly fee based on the number of transportation tickets sold in the quarter, at an average rate of RMB4 (US$0.6) per ticket. Although the service fees are typically determined based on the number of transportation tickets sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. Ctrip Travel Information and Ctrip Travel Network, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

As of the date of these interim condensed consolidated financial statements, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing and Qunar Software, Qunar Software provides Qunar Beijing with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

Share Pledge Agreements: The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAIC, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

As of the date of these interim condensed consolidated financial statements, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SAIC, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective upon registration with the local branch of the SAIC, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

Loan Agreements: Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

As of the date of these interim financial statements, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower’s equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The terms of this loan agreement is otherwise substantially similar to the terms described in the foregoing paragraphs.

Exclusive Option Agreements: As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable consolidated affiliate Chinese entity.

Hui Cao and Hui Wang also entered into an equity option agreement with Qunar, Qunar Software and Qunar Beijing. This equity option agreement contains arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing’s shareholders until all of the equity interest has been transferred or Qunar and Qunar Software terminates the agreement unilaterally with 30 days’ prior written notice.

Our consolidated affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our consolidated affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

Risks in relation to contractual arrangements between the Company’s PRC subsidiaries and its affiliated Chinese entities:

The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that such entities will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group’s VIEs in the consolidated financial statements

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB2.3 billion as of June 30, 2019. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of
	December 31, 2018	June 30, 2019
	RMB(in millions)	RMB(in millions)
Total assets	26,574	28,171
Less: Inter-company receivables	(5,228)	(1,693)
Total assets excluding inter-company	21,346	26,478
Total liabilities	23,405	23,890
Less: Inter-company payables	(14,117)	(12,999)
Total liabilities excluding inter-company	9,288	10,891

As of December 31, 2018 and June 30, 2019, the VIEs’ assets mainly consisted of cash and cash equivalent (December 31, 2018: RMB7.2 billion, June 30, 2019: RMB8.1 billion), short-term investment (December 31, 2018: RMB4.3 billion, June 30, 2019: RMB6.7 billion), accounts receivables (December 31, 2018: RMB2.9 billion, June 30, 2019: RMB4.3 billion), prepayments and other current assets (December 31, 2018: RMB3.6 billion, June 30, 2019: RMB3.9 billion) and investments (non-current) (December 31, 2018: RMB2.3 billion, June 30, 2019: RMB2.5 billion). The inter-company receivables of RMB5.2 billion and RMB1.7 billion as of December 31, 2018 and June 30, 2019 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose.

As of December 31, 2018 and June 30, 2019, the VIEs’ liabilities mainly consisted of accounts payable (December 31, 2018: RMB3.4 billion, June 30, 2019: RMB3.8 billion), other payables and accruals (December 31, 2018: RMB1.7 billion, June 30, 2019: RMB1.8 billion), advance from customers (December 31, 2018: RMB2.3 billion, June 30, 2019: RMB2.2 billion) and short-term debt (December 31, 2018: RMB1.2 billion, June 30, 2019: RMB2.3 billion). The inter-company payables as of December 31, 2018 and June 30, 2019 were RMB14.1 billion and RMB13.0 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs’ subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

The following table set forth the summary of results of operations of the VIEs and their subsidiaries of the Company:

	For the Six-month periods ended June 30,
	2018	2019
	RMB(in millions)	RMB(in millions)
Net revenues	3,592	4,376
Cost of revenues	1,344	1,739
Net income	124	301

As aforementioned, the VIEs mainly conduct transportation ticketing and advertising businesses. Revenues from VIEs accounted for around 26% and 26% of the Company’s total revenues in six-month period ended June 30, 2018 and 2019. The air-ticketing continued to increase, primarily driven by the increase in the air-ticketing volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB0.7 billion and RMB0.9 billion for the six-month periods ended June 30, 2018 and 2019.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. For remaining undistributed retained earnings, tax planning strategies are in place to support their enterprise income tax free treatment.

The amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 83.2% and 64.7% for the six-month periods ended June 30, 2018 and 2019.

The following tables set forth the summary of cash flow activities of the VIEs and their subsidiaries of the Company:

	For the Six-month periods ended June 30,
	2018	2019
	RMB(in millions)	RMB(in millions)
Net cash provided/(used) by operating activities	24	(1,016)
Net cash used in investing activities	—	—
Net cash provided by financing activities	—	—

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

The Group’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

Transactions denominated in currencies other than functional currencies are remeasured at the exchange rates quoted by the People’s Bank of China (the “PBOC”) and the Hong Kong Association of Banks (the “HKAB”), prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are remeasured using the applicable exchange rates quoted by the PBOC and HKAB at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of income/(loss).

Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB are included in foreign currency translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.865 on June 28, 2019, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2019, or at any other rate.

Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.

Short-term investments

Short-term investments represent i) held-to-maturity investments which are due in one year and stated at amortized cost; and ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. These investments are stated at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Installment credit and nonrecourse securitization debt

The Company provides installment credit solutions to users. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable and presented in receivable related to financial services.

Since 2018, the Company entered into asset backed securitization arrangements with third-party financial institution and set up a securitization vehicle which issued revolving debt securities to third party investors. The Company consolidated the servicer of the securitized debt since economic interests are retained in the form of subordinated interests and it acts as the servicer of securitization vehicles. The proceeds from the issuance of debt securities are reported as current securitization debt. The contractual maturities of the debt securities are within one year, the securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “short-term debt and current portion of long-term debt”.

As of December 31, 2018 and June 30, 2019, the receivable due from users related to financial services which are securitized by revolving debt securities that the Company issued to third party investors were RMB733 million and RMB735 million, respectively, and the non-securitized receivables related to financial services were RMB818 million and RMB899 million, respectively.

For the six-month periods ended June 30, 2018 and 2019, the total allowance for the receivable related to financial services was not material. The Company recognized the interest income from the receivable related to financial services in Revenue – Others. The interest expenses in relation to the nonrecourse securitization debt were recognized in the cost of revenue. For the six-month periods ended June 30, 2018 and 2019, the interest incomes and the interest expenses were not material.

The gross amount is presented in the investing section of the cash flow statement unless the term of the receivables is 3 month or less, in which case it is presented on a net basis in the investing section.

Land use rights

Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	30-40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

The Company recognizes the disposal of Property, equipment and software in general and administrative expenses.

Investments

The Company’s investments include equity method investments, equity securities without readily determinable fair values, equity securities with readily determinable fair values, held to maturity debt securities, and available-for-sale debt securities.

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between the Company and an affiliated entity are eliminated to the extent of the Company’s interest in the affiliated entity, unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to fiscal 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Prior to 2018, these securities were classified as available-for-sale securities and measured and recorded at fair value with unrealized changes in fair value recorded through other comprehensive income.

Debt securities that the company has positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost.

Debt securities that the company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income (OCI). Upon sale, realized gains and losses are reported in net income. During the periods presented, there were no amounts reclassified out of the accumulated other comprehensive income/(loss).

The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, accounts receivable, due from related parties, available-for-sale debt investments, equity securities, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2018 and June 30, 2019, the Company does not hold any derivative instruments, and except for long-term debt, equity securities and available-for-sale debt investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports equity securities and available-for-sale debt investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 8.

The Company measures its financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the acquisition method. The Group applies ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

Acquisitions

During the periods presented, the Company completed several transactions to acquire controlling shares to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:

In May 2018, the Company consummated a step acquisition by acquiring substantially all the remaining equity interest of an offline travel agency company in which the Company previously held approximately 48% equity interest. The total purchase consideration was RMB1.1 billion which included the cash consideration of RMB198 million, the fair value of the previously held equity interest of RMB543 million and equity interest representing a 1.9% non-controlling interest of one of the Company’s subsidiaries with the fair value of RMB399 million which is determined on Level 3 measures. The Company recognized a gain from the re-measurement of its previously held equity interest to the fair value with amount of RMB249 million and reported in other income (Note 2). The Company recognized the non-controlling interest of the equity interest disposed at the book value of the proportionate shares of the net assets of the subsidiary with amount of RMB4 million and the difference between the fair value of the non-controlling interest with the book value of RMB395 million recorded as additional paid-in capital. As of December 31, 2018, all the cash consideration has been paid. The financial results of the acquired company have been included in the Company’s consolidated financial statements since the date the Company obtained control and were not significant to the Company for the year ended December 31, 2018.

The net liability assumed based on their fair values was RMB212 million, including cash acquired with amount of RMB482 million. The fair value of non-controlling interest amounting to RMB15 million was measured based on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest. The newly identifiable intangible assets were RMB269 million which primarily consist of brand name which is amortized over 10 years on a straight-line basis. The deferred tax liability of RMB 67 million as recognized in associated with the identifiable intangible assets. The goodwill recognized for the acquisition was RMB1.2 billion which is primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition.

Other than the acquisitions disclosed above, none of other acquisition occurred during the periods presented was material to its businesses or financial results. Other immaterial acquisitions in the six-month periods ended June 30, 2018 and 2019 with total consideration of RMB215 million and nil respectively resulted in goodwill increase of RMB241 million and nil respectively.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs.

Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

As of June 30, 2019, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill during the six-month periods ended June 30, 2018 and 2019. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2018 and June 30, 2019. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2018 and June 30, 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

The Company reviews intangible assets with indefinite lives annually for impairment or earlier, if an indication of impairment exists.

No impairment on other intangible assets was recognized for the six-month periods ended June 30, 2018 and 2019.

Impairment of long-lived assets

Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Group recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

Accrued liability for customer reward program

The Company’s end users participate in a loyalty points program. The points awarded from services can be used as cash or redeemed to gifts on the Company’s website and mobile platforms.

The estimated incremental costs of the loyalty points program are recognized as sales and marketing expense, or as reduction of the revenue depending on whether it can be redeemed to gifts or used as cash, and accrued for as a current liability. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2018 and June 30, 2019, the Company’s accrued liability for its customer reward program amounted to RMB528 million and RMB470 million, respectively, based on the estimated liabilities under the customer reward program. For the six-months periods ended June 30, 2018 and 2019, the expenses recognized for the customer rewards program were immaterial.

Deferred revenue

The Group has a coupon program, through which the Group provides coupons for end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash or voucher for their future bookings on the Company’s website and mobile platforms. The Group accounts for the estimated cost of future usage of coupons as reduction of the revenue.

Revenue recognition

The Group presents substantially all of its revenues on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenues are recognized at gross amounts for merchant business where the Group undertakes substantive inventory risks by pre-purchasing inventories.

Accommodation reservation services

The Group receives commissions from travel suppliers for hotel room reservations through the Group’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancellable which is the point considered when the Company completes its performance obligation in accommodation reservation services which include reservation and various post-booking services. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled hotel reservations. The amount of accommodation reservation services revenues recognized at gross basis were not significant during the six-month periods ended June 30, 2018 and 2019, respectively.

Transportation ticketing services

Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group’s transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued as this is when the Group’s performance obligation is satisfied. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past. The amount of transportation ticketing services revenues recognized at gross basis were not significant during the six-month periods ended June 30, 2018 and 2019, respectively.

Packaged-tour

The Group receives referral fees from travel product providers for packaged-tour products and services through the Group’s transaction and service platform. Referral fees are recognized on the departure date of the tours as this is when the Group’s performance obligation is satisfied. The Group presents revenues from such transactions on a net basis in the statements of income when the Group does not control the service provided by the travel supplier to the traveler and has no obligations for cancelled packaged-tour products reservations. The amounts of packaged-tour products and services revenues recognized at gross basis were immaterial during the six-month periods ended June 30, 2018 and 2019, respectively. While the Group expanded the merchant business for packaged-tour products, the Group presents majority of its packaged-tour products and services revenues recognized on net basis.

Corporate travel

Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered and collections are reasonably assured.

Other businesses

Other businesses comprise primarily of online advertising services.

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship on the website and mobile from end users. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

Cost of revenues

Cost of revenues consists primarily of payroll compensation of customer service center personnel, payments to travel suppliers, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group’s transaction and service platform which are directly attributable to the rendering of the Group’s travel related services and other businesses.

Product development

Product development expenses include expenses incurred by the Group to develop the Group’s travel supplier networks as well as to maintain, monitor and manage the Group’s transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software” respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company’s sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB2.7 billion and RMB2.4 billion for the six-month periods ended June 30, 2018 and 2019 respectively, are charged to the statements of income as incurred.

Share-based compensation

Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns. Expected dividend yield is determined in view of the Company’s historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

According to ASC 718, the Company classifies options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

Share incentive plans

In October, 2007, the Company adopted a 2007 Share Incentive Plan (“2007 Incentive Plan”). As of December 31, 2018 and June 30, 2019, 3,400,231 and 3,156,492 options and 569,497 and 513,839 RSUs were outstanding under the 2007 Incentive Plan.

In June, 2017, the Company adopted a Global Share Incentive Plan (“Global Incentive Plan”). The Company granted 1,324,283 and 164,489 new shares options and 69,958 and 9,375 new RSUs to employees with 4 year requisite service period for the six-months periods ended June 30, 2019 and 2018, respectively. As of December 31, 2018 and June 30, 2019, 3,308,777 and 3,310,731 options and 67,709 and 65,779 RSUs were outstanding under the Global Incentive Plan.

As of June 30, 2019, there was US$ 469 million and US$ 48 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options and unvested restricted shares, respectively. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Leases

The Company adopted ASC 842, Leases, on January 1, 2019 on a modified retrospective basis and has elected not to restate comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and operation space and are included in operating lease right-of-use (“ROU”) assets, other payables and accruals and long-term lease liabilities on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company’s operating lease arrangements have remaining lease terms of one year to 10 years with the weighted average remaining lease terms of 4 years. For the six months ended June 30, 2019, the Company incurred operating lease expenses with amount of RMB189 million, ROU assets obtained in exchange for operating lease liabilities with amount of RMB209 million and cash paid for amounts included in the measurement of lease liabilities with amount of RMB196 million.

As of June 30, 2019, the Company recognized ROU assets of RMB1.1 billion, current lease liabilities of RMB328 million and long-term lease liabilities of RMB696 million. The total lease liabilities have reflected the imputed interest of RMB125 million as measured with the weighted average discount rate of 4.4% and are expected to be mature with amount of RMB189 million, RMB312 million, RMB239 million, RMB155 million and RMB132 million for each of the five years since 2019 and RMB122 million for the years thereafter.

As of June 30, 2019, the operating lease arrangements of the Company, primarily for offices premises, that have not yet commenced is immaterial.

Taxation

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

The Company applies ASC 740, “Income Taxes”. It clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Other income

Other income consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies are recognized as other income when received. Components of other income for the six-month periods ended June 30, 2018 and 2019 were as follows:

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019
	RMB (in millions)
Fair value changes of equity securities investments	875	2,217
(Provision)/settlement of provision and contingent liability balances related to an equity method investment (Note 6)	(8)	601
Subsidy income	344	291
Gain on deconsolidation of subsidiaries	—	161
Gain on disposal of long-term investments	990	256
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition (Note 2)	249	—
Impairments of long-term investments	—	(53)
Foreign exchange gains/(losses)	113	(99)
Others	90	(170)

Total	2,653	3,204

Statutory reserves

The Company’s PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Dividends

Dividends are recognized when declared.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As the majority of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. However, the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by SAFE do not automatically constitute the “restrictions” under Rule 4-08(e)(3) under Regulation S-X, because such restrictions in substance do not prohibit the Company’s subsidiaries or VIEs from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities should be complied with. As of June 30, 2019, the restricted net assets of the Company’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB8 billion.

As a result of the aforementioned PRC regulation and the Company’s organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2018 and June 30, 2019 were RMB16 billion and RMB18 billion. The Company’s PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

Earnings per share

In accordance with “Computation of Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Vested but unexercised stock options with exercise prices that represent little or no consideration are included in the weighted average shares outstanding in the basic earnings per share calculation.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares.

Effective December 1, 2015, the ratio of the Company’s American depositary shares (“ADSs”) to ordinary shares is eight (8) ADSs representing one (1) ordinary share.

Treasury stock

The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Segment reporting

The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the consolidated financial statements.

The Company primarily generates its revenues from end users in Great China Area, and assets of the Company are also primarily located in Great China Area. Accordingly, no geographical segments are presented.

Recently Adopted Accounting Pronouncement

Leases. As of January 1, 2019, we adopted ASC 842, the Accounting Standards Updates (“ASU”) amending the guidance related to accounting and reporting guidelines for leasing arrangements using the additional transition method that allowed for a cumulative-effect adjustment in the period of adoption. Results for reporting periods beginning after January 1, 2019 are presented under the new guidance, while prior period amounts were not adjusted and continue to be reported under the accounting standards in effect for those periods. The new guidance required entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. In addition, new disclosures are required to meet the objective of enabling users of financial statements to better understand the amount, timing and uncertainty of cash flows arising from leases. We elected certain of the available transition practical expedients, including those that permit us to not reassess 1) whether any expired or existing contracts are or contain leases, 2) the lease classification for any expired or exiting leases, and 3) any initial direct costs for any existing leases as of the effective date. The standard had a material impact on our consolidated balance sheets, but did not have a material impact on our consolidated statements of operations or statements of cash flows. The most significant impact was the recognition of right-of-use (“ROU”) assets of RMB1.01 billion and lease liabilities of RMB0.98 billion for operating leases.

Recently Accounting Pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company from calendar 2020, with early adoption permitted for calendar 2019. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

Certain risks and concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2018 and June 30, 2019, substantially all of the Company’s cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

No individual customer accounted for more than 10% of net revenues for the six-month periods ended June 30, 2018 and 2019. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2018 and June 30, 2019.

3.	INVESTMENTS

The Company’s long-term investments are consisted of the follows:

	December 31, 2018	June 30, 2019
	RMB (in millions)
Debt investments	5,107	10,611
Equity investments	21,767	24,389

	26,874	35,000

Debt investments

Held to maturity debt securities

Held to maturity investments were time deposits and financial products in commercial banks with maturities of more than one year with the carrying amount of RMB2.4 billion and RMB7.9 billion as of December 31, 2018 and June 30, 2019.

Available-for-sale debt investments

The following table summarizes the Company’s available-for-sale debt investments as of June 30, 2019 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Available-for-sale debt investments	2,589	236	(154)	2,671

The following table summarizes the Company’s available-for-sale debt investments as of December 31, 2018 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Available-for-sale debt investments	2,633	236	(152)	2,717

Equity investments

Equity securities with readily determinable fair values

The following table summarizes the Company’s equity securities with readily determinable fair values as of June 30, 2019 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Equity securities with readily determinable fair values	5,679	5,869	(182)	11,366

The following table summarizes the Company’s equity securities with readily determinable fair values as of December 31, 2018 (RMB in millions):

	Cost, after adjusted with other-than-temporary impairment	Gross Unrealized Gains, including forex adjustment	Gross Unrealized Losses, including forex adjustment	Fair Value
Equity securities with readily determinable fair values	5,520	4,320	(845)	8,995

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes The carrying value of equity securities without readily determinable fair values was RMB584 million and RMB555 million as of December 31, 2018 and June 30, 2019 respectively. There is no fair value changes related to these investments for six-month periods ended June 30, 2018 and 2019 as there were no impairment or observable price change noted. None of the investments individually is considered as material to the Group’s financial position.

For the six-month periods ended June 30, 2018 and 2019, the Company disposed certain equity securities without readily determinable fair values for total consideration of RMB260 million and nil, respectively, which results a gain of RMB116 million and nil as reported in other income, respectively. For six-month periods ended June 30, 2018, the Company also paid certain equity securities without readily determinable fair values with amount of RMB294 million for business acquisition.

For the six-month periods ended June 30, 2018 and 2019, the Company made investments in equity investments without readily determinable fair values with amount of RMB14 million and RMB41 million respectively.

Equity method investments

In December 2016, in connection of share exchange transaction with BTG and Homeinns, the Company exchanged its previously held equity interest in Homeinns for 22% equity interest of BTG. The Company applied equity method to account for the investment in BTG on one quarter lag basis. As of December 31, 2018 and June 30, 2019, the carrying value of its investment in Homeinns and BTG were RMB2.7 billion and RMB2.7 billion respectively.

Tujia used to be a subsidiary of the Company. In 2015, after a private placement of Tujia, the Company lost the control in Tujia. In 2017, Tujia completed a restructure and its offline business was assumed by a newly established company and the Company converted part of its preferred shares investment in Tujia to common shares of Tujia and the newly established company. The Company applies equity method for its common shares investment on Tujia on one quarter lag basis. The preferred shares investment in Tujia was continued to be accounted for as available-for-sale debt security. As of December 31, 2018, the carrying value of its equity method investments and fair value of its preferred shares were RMB1.2 billion and RMB1.6 billion respectively. The Company concluded it does not have control over Tujia whilst it has majority ownership of Tujia since the Company does not have control of the board of directors of Tujia, which makes all the significant decisions of Tujia. As of June 30, 2019, the carrying value of its equity method investments and fair value of its preferred shares were RMB1.0 billion and RMB1.6 billion respectively.

In May 2015, the Company acquired approximately 38% share capital of eLong, Inc. (“eLong”) and applied equity method on one quarter lag basis. In May 2016, eLong completed its “going-private” transaction and merger with E-dragon Holdings Limited (“E-dragon”) (“Reorganization”). After the Reorganization, the Company applies equity method for its ordinary shares investment in E-dragon’s on one quarter lag basis and the preferred shares of E-dragon are classified as available-for-sale debt security. In March 2018, E-dragon consummated a merger with LY.com with share swap transaction. The Company received an equity method investment in the enlarged group with previously held equity investment and preferred shares of E-dragon be exchanged. The Company recognized RMB847 million gain as reported in other income for the six-months period ended June 30, 2018 on receipts the shares in the enlarged group, and recognized the gain of RMB204 million as reported in other income for the six-months period ended June 30, 2019 when the LY.com completed related share registration with local government. For the year ended December 31, 2018, the Company acquired additional equity interest with total consideration of RMB1.4 billion. After these transactions, the Company has 27% equity interest in the enlarged group and applied equity method for this investment. As of December 31, 2018 and June 30, 2019, the carrying value of its equity investment was RMB5.3 billion and RMB5.2 billion respectively.

Investment funds

The Company made some investments in several third party investment funds. The Company accounted for its investments in several third party investment funds under equity methods on one quarter lag basis. As of December 31, 2018 and June 30, 2019, the carrying value of these investments were RMB1.2 billion and RMB1.3 billion respectively.

As of December 31, 2018 and June 30, 2019, the carrying value of the rest equity method investments were RMB1.8 billion and RMB2.2 billion respectively.

For the six-month periods ended June 30, 2018 and 2019, the total cash paid for equity method investments was RMB253 million and RMB193 million, respectively.

Impairments

The Company performs impairment assessment of its investments by considering factors including, but not limited to, current economic and market conditions as well as the operating performance of the investees. Impairment charges in connection with equity method investments of RMB8 million and nil were recorded for the six-month periods ended June 30, 2018 and 2019, respectively. Impairment charges in connection with the equity securities without readily determinable fair value of nil and RMB53 million were recorded for the six-month periods ended June 30, 2018 and 2019, respectively. The impairment was recorded in “Other income” (Note 2).

4.	FAIR VALUE MEASUREMENT

In accordance with ASC 820-10, the Company measures financial products, time deposits, available-for-sale debt investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) and Shanghai Stock Exchange (SSE). Financial products and time deposits classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

The equity securities without readily determinable fair value, equity method investments and certain non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Company classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurement at June 30, 2019 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at June 30, 2019
	RMB	RMB	RMB	RMB	US$
Financial products	—	33,805	—	33,805	4,924
Time deposits (with the maturity of more than three months)	—	7,083	—	7,083	1,032
Equity securities	11,366	—	—	11,366	1,656
Available-for-sale debt investments	—	—	2,671	2,671	389

Total	11,366	40,888	2,671	54,925	8,001

	Fair Value Measurement at December 31, 2018 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2018
	RMB	RMB	RMB	RMB	US$
Financial products	—	33,185	—	33,185	4,827
Time deposits (with the maturity of more than three months)	—	5,958	—	5,958	866
Equity securities	8,995	—	—	8,995	1,308
Available-for-sale debt investments	—	—	2,717	2,717	395

Total	8,995	39,143	2,717	50,855	7,396

The roll forward of major Level 3 investments are as following:

Total
RMB(in millions)
Fair value of Level 3 investments as at December 31, 2017	5,708
Transfer in and/or out of Level 3	69
New addition	150
Disposal of investments	(2,655)
Effect of exchange rate change	121
The change in fair value of the investments	(676)

Fair value of Level 3 investments as at December 31, 2018	2,717

New addition	50
Disposal of investments	(93)
Effect of exchange rate change	(3)

Fair value of Level 3 investments as at June 30, 2019	2,671

5.	SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

	December 31, 2018	June 30, 2019
	RMB (in millions)
Short-term bank borrowings	25,090	25,068
Securitization debt	608	608
2022 Notes (Note 8)	6,703	6,693
2019 Booking Notes (Note 8)	3,438	3,433
2020 Booking Notes (Note 8)	—	1,716
2022 Booking Notes (Note 8)	172	172

Total	36,011	37,690

As of June 30, 2019, the Company obtained short-term bank borrowings of RMB25.1 billion (US$3.7 billion) in aggregate, of which RMB8.4 billion (US$1.2 billion) were collateralized by bank deposits of RMB839.5 million (US$122.3 million) classified as restricted cash and/or short-term investment of RMB9 billion (US$1.3 billion). The weighted average interest rate for the outstanding borrowings was approximately 3.93%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2018 and June 30, 2019.

As of June 30, 2019, securitization debt represents the revolving debt securities which are collateralized by the receivable related to financial services. The revolving debt securities have the terms ranged from eight months to one year with the annual interest rate from 4.55% to 5.80%. The revolving debt securities do not contain significant covenant.

As of June 30, 2019, RMB3.4 billion of 2019 Booking Notes and RMB1.7 billion of 2020 Booking Notes are classified as short-term debt to present that the Notes may be redeemed or mature within one year. In August 2019, the 2019 Notes with principal amount of RMB3.4 billion has been redeemed for cash. As of June 30, 2019, RMB6.7 billion of 2022 Notes and RMB172 million of 2022 Booking Notes are reclassified as short-term debt because the 2022 Notes holders had a non-contingent option to require the Company to repurchase for cash all or any portion of their 2022 Notes and 2022 Booking Notes on September 15, 2019.

6.	RELATED PARTY TRANSACTIONS AND BALANCES

During the six-month periods ended June 30, 2018 and 2019 significant related party transactions were as follows:

	Six-month period ended June 30,2018	Six-month period ended June 30,2019
	RMB (in millions)
Commissions from Tongcheng-eLong (a)	75	96
Commissions from eLong (a)	63	—
Commissions from Huazhu (a)	34	36
Commissions from Homeinns and BTG (a)	13	46
Commissions to Tongcheng-eLong (b)	190	305
Commissions to eLong (b)	66	—
Commissions to Baidu (b)	42	1
Commissions to LY.com (b)	6	—

(a)

BTG, Huazhu and eLong , have entered into agreements with the Company, respectively, to provide hotel rooms for our customers. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong to provide hotel rooms for our customer. The transactions above represent the commissions earned from these related parties.

(b)

The Company entered into agreements with eLong, LY.com and Baidu, upon which these related parties promote the Company’s hotel rooms on their platforms. In 2018, eLong completed a merger with LY.com and the enlarged group Tongcheng-eLong supersedes eLong and LY.com to promote the Company’s hotel rooms on their platforms. The transactions above represent the service commissions and Baidu Map business cooperation commission paid to these related parties.

As of December 31, 2018 and June 30, 2019, significant balances with related parties were as follows:

	December 31,2018	June 30, 2019
	RMB( in millions)
Due from related parties, current:
Due from Tongcheng-eLong	1,278	1,963
Due from Baidu	23	25
Due from others	341	410

	1,642	2,398

Due from related parties, non-current:
Due from Skysea (a)	207	—
Due from others	22	23

	229	23

Due to related parties, current:
Due to Tongcheng-eLong	263	282
Due to Baidu	8	73
Due to others	221	234

	492	589

(a)

In 2017, based on the impairment assessment by considering the operating results, market condition and business updates, a provision of RMB536 million for the loan and receivable balance due from Skysea was provided and a liability of RMB367 million for the contingent payable was recorded in “Other payables and accruals” which reflected the then best estimates of the liability to be assume by the Company and offset by the proceeds from the net realisable value of Skysea in the event of winding down of its business. In the six-month period ended 2019, Skysea completed its winding down of the business and the Company entered into the final settlement with Skysea. According to the final settlement, the Company collected the amount due from Skysea and settled the provision and contingent liability of RMB601 million (recognized as other income), which includes RMB234 million previously made for loan receivable and RMB367 previously made for contingent payables.

7.	TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

The PRC

The Company’s subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

The PRC CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise (“HNTE”). In 2017, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network reapplied for their qualification as HNTE, which were approved by the relevant government authority. Thus, these subsidiaries are entitled to a preferential EIT rate of 15% from 2017 to 2019. Qunar Software and Qunar Beijing are also entitled a preferential EIT rate of 15% from 2018 to 2020.

In 2002, the State Taxation of Administration (“SAT”) started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. Over the years since 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for their annual tax filing subject to periodic renewals. After the initial effective period expired in 2014, the two entities were approved by the relevant government authority to renew this qualification, which will expire in 2020. In 2013, Chengdu Information obtained approval from local tax authorities to apply the 15% tax rate for its 2012 tax filing and for the years from 2013 to 2020.

Pursuant to the PRC CIT Law, all foreign invested enterprises in the PRC are subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

Income from domestic and foreign components before income tax expenses

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019
	RMB (in millions)
Domestic	2,977	4,874
Foreign	1,101	730

Total	4,078	5,604

Composition of income tax expense

The current and deferred portion of income tax expense included in the condensed consolidated statements of income for the six-month periods ended June 30, 2018 and 2019 were as follows:

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019
	RMB (in millions)
Current income tax expense	913	902
Deferred tax (benefit)/expense	(412)	111

Income tax expense	501	1,013

As of June 30, 2019, the Group had net operating tax loss carry forwards amounted to RMB1.3 billion which will expire from 2019 to 2022 if not used.

The change in the Group’s effective tax rates is primarily attributable to the tax differential from statutory rate applicable to subsidiaries with preferential tax rates, the change in the profit mix amongst the subsidiaries, as well as the change in the share-based compensation charge and the fair value change from the equity securities investments which are not subject to tax.

8.	LONG TERM DEBT

	As of December 31,2018	As of June 30, 2019
	RMB (in millions)
2020 Notes	4,813	4,805
2025 Notes	2,750	2,746
2020 Booking Notes	1,719	—
2025 Booking and Hillhouse Notes	6,876	6,865
Long-term loan	8,035	7,277
Less: Debt issuance cost	(47)	(20)

Total	24,146	21,673

As of June 30, 2019, the fair value of the Company’s long-term debt, based on Level 2 inputs, was RMB21.7 billion.

Description of 2020 Convertible Senior Notes

On June 18, 2015, the Company issued US$700 million of 1.00% Convertible Senior Notes due 2020 (the “2020 Notes”). The 2020 Notes may be converted at an initial conversion rate of 9.1942 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$108.76 per ADS) at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2020. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the put date of the 2020 Notes (July 1, 2018).

Absent a fundamental change (as defined in the indenture for the 2020 Notes), each holder of the 2020 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2020 Notes on July 1, 2018. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The Company did not receive any repurchase requests from holders on July 1, 2018, and the 2020 Notes were reclassified from short-term to long-term on the consolidated balance sheet following this date. The 2020 Notes are not redeemable prior to the maturity date of July 1, 2020.

Concurrently with the issuance of the 2020 Notes, the Company purchased a call option (“2015 Purchased Call Option”) and sold warrants (“2015 Sold Warrants”) where the counterparty agreed to sell to the Company up to approximately 6.4 million of the Company’s ADSs upon the Company’s exercise of the 2015 Purchased Call Option and the Company received US$84.4 million from the same counterparty for the sale of warrants to purchase up to approximately 6.4 million of the Company’s ADSs.

Description of 2025 Convertible Senior Notes

On June 18, 2015, the Company issued US$400 million of 1.99% Convertible Senior Notes due 2025 (the “2025 Notes”). The 2025 Notes may be converted, at an initial conversion rate of 9.3555 ADSs per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS), at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of July 1, 2025. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the put date of the 2025 Notes (July 1, 2020).

Absent a fundamental change (as defined in the indenture for the 2025 Notes), each holder of the 2025 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on July 1, 2020. If a fundamental change (as defined in the indenture for the 2025 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2025 Notes on the date notified in writing by the Company in accordance with the indenture for the 2025 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2025 Notes are generally not redeemable prior to the maturity date of July 1, 2025, except that the Company may, at its option, redeem all but not part of the 2025 Notes in accordance with the indenture for the 2025 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.

Description of 2022 Convertible Senior Notes

On September 12, 2016 and September 19, 2016, the Company issued US$975 million of 1.25% Convertible Senior Notes due 2022 (the “2022 Notes”). The 2022 Notes may be converted, at an initial conversion rate of 15.2688 ADSs per US$1,000 principal amount of the 2022 Notes (which represents an initial conversion price of US$65.49 per ADS) at each holder’s option at any time prior to the close of business on the business day immediately preceding the maturity date of September 15, 2022. Debt issuance costs were US$19 million and are being amortized to interest expense to the put date of the 2022 Notes (September 15, 2019).

Absent a fundamental change (as defined in the indenture for the 2022 Notes), each holder of the 2022 Notes has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on September 15, 2019, as a result the 2022 Notes were reclassified from long-term to short-term as of December 31, 2018. If a fundamental change (as defined in the indenture for the 2022 Notes) occurs at any time, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2022 Notes on the date notified in writing by the Company in accordance with the indenture for the 2022 Notes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote. The 2022 Notes are generally not redeemable prior to the maturity date of September 15, 2022, except that the Company may, at its option, redeem all but not part of the 2022 Notes in accordance with the indenture for the 2022 Notes if the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction.

The Company assessed the 2020 Notes, 2025 Notes and 2022 Notes (collectively as “Notes”), 2015 Purchased Call Option (the “Purchased Call Options”) and 2015 Sold Warrants (the “Sold Warrants”) under ASC 815 and concluded that:

•

The Notes, the Purchased Call Options and the Sold Warrants (1) do not entail the same risks; and (2) have a valid business purpose and economic need for structuring the transactions separately. Therefore, the offering of the Notes, the Purchased Call Options and Sold Warrants transactions should be accounted separately;

•	The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation;

•

Since the conversion option is considered indexed to the Company’s own stock, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

•	There was no BCF attribute to the Notes as the set conversion prices for the Notes were greater than the respective fair values of the ordinary share price at date of issuances;

Therefore, the Company has accounted for the respective Notes as a single instruments as a long-term debt. The debt issuance cost was recorded as reduction to the long-term debts and are amortised as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The Purchased Call Options and Sold Warrants are accounted for within stockholders’ equity.

Description of Booking and Hillhouse Notes

On August 7, 2014, the Company issued Convertible Senior Note (the “2019 Booking Note”) at an aggregate principal amount of US$500 million to an indirect subsidiary of the Booking Group. The Booking 2019 Note is due on August 7, 2019 and bears interest of 1% per annum, which will be paid semi-annually beginning on February 7, 2015. The Booking 2019 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$81.36 per ADS.

On May 26, 2015, the Company issued Convertible Senior Note (the “2020 Booking Note”) at an aggregate principal amount of US$250 million to an indirect subsidiary of the Booking Group. The Booking 2020 Note is due on May 29, 2020 and bears interest of 1% per annum, which will be paid semi-annually beginning on November 29, 2016. The Booking 2020 Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$104.27 per ADS.

On December 10, 2015, the Company issued Convertible Senior Notes at an aggregate principal amount of US$1 billion to an indirect subsidiary of the Booking Group and two affiliates of Hillhouse (the “2025 Booking and Hillhouse Notes”). The 2025 Booking and Hillhouse Notes are due on December 11, 2025 and bear interest of 2% per annum, which will be paid semi-annually beginning on June 11, 2016. The 2025 Booking and Hillhouse Notes will be convertible into the Company’s ADSs with an initial conversion price of approximately US$68.46 per ADS.

On September 12, 2016, the Company issued US$25 million Convertible Senior Note to an indirect subsidiary of the Booking Group (the “2022 Booking Note”). The 2022 Booking Note is due on September 15, 2022 and bears interest of 1.25% per annum, which will be paid semi-annually beginning on March 15, 2017. The 2022 Booking Note will be convertible into the Company’s ADSs with an initial conversion price of approximately US$65.49 per ADS. The 2022 Booking Note were reclassified from long-term to short-term as of December 31, 2018 (Note 5).

The Company has accounted for the above notes as a single instrument. The value of the above notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. There was no BCF attribute to the above notes as the set conversion price for the above notes was greater than the fair value of the ADS price at date of issuance.

Long-term Loans from Commercial Banks

As of June 30, 2019, the Company obtained long-term borrowings of RMB7.3 billion (US$1.1 billion) in aggregate collateralized by bank deposits, properties and/or stock at one or more of its wholly-owned subsidiaries. The interest rate for the outstanding borrowings was approximately from 1.9% to 8.8%.

9.	Redeemable non-controlling interests

One of the Company’s subsidiaries issued redeemable preferred shares amounting to RMB420 million to certain third party investors in 2019. The preferred shares are redeemable at holder’s option when the issuer fails to complete a qualified IPO in a pre-agreed period of time since its issuance with a redemption price measured by 10% interest per annual. The preferred shares are therefore accounted for as redeemable non-controlling interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date.

The Company recognized accretion of RMB12 million during the six-month period ended June 30, 2019 to the respective redemption value of the preferred share over the period starting from issuance date.

10.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share were calculated as follows:

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019
	RMB (In millions, except for per share data)
Numerator:
Net income attributable to Ctrip’s shareholders	3,441	4,210
Eliminate the dilutive effect of interest expense of convertible notes	234	214

Numerator for diluted earnings per share	3,675	4,424

Denominator:
Denominator for basic earnings per ordinary share - weighted average ordinary shares outstanding	68,187,413	69,407,775
Dilutive effect of share options	2,426,003	1,552,722
Dilutive effect of convertible notes	9,922,667	8,414,708

Denominator for diluted earnings per ordinary share	80,536,083	79,375,205

Basic earnings per ordinary share	50.46	60.66

Diluted earnings per ordinary share	45.63	55.74

Basic earnings per ADS	6.31	7.58

Diluted earnings per ADS	5.70	6.97

All the convertible senior notes were included in the computation of diluted EPS in the six-month period end June 30, 2019.

For the six-month periods end June 30, 2018 and 2019 the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	Six-month period ended June 30, 2018	Six-month period ended June 30, 2019
Outstanding weighted average stock options	2,426,003	1,552,722

11.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of Dec 31, 2018, the future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB (In millions)
2019	335
2020	225
2021	154
2022	96
2023	73
Thereafter	114

997

Capital commitments

As of June 30, 2019 the Company had outstanding capital commitments totaling RMB28 million, which consisted of capital expenditures of property, equipment and software.

Deposit under guarantee arrangement

In connection with its air ticketing business, the Group is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits. The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of June 30, 2019, the total quota of the air tickets that the Company was entitled to issue was up to RMB1.1 billion. The total amount of the deposit the Company paid was RMB142 million.

Based on the guarantee arrangements and historical experience, the maximum amount of the future payments of Company is approximately RMB943 million which is the guaranteed amount of the air ticket that the Company could issue rather than a financial guarantee. The Company will be liable to pay only when it issues the air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.

Contingencies

The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

12.	SUBSEQUENT EVENTS

In August 2019, the Company consummated a share exchange transaction with Naspers Limited, or Naspers, pursuant to which Naspers exchange certain ordinary shares and Class B convertible ordinary shares of MakeMyTrip, for the Company’s newly issued ordinary shares. Concurrent with the share exchange, the Company invested certain ordinary shares and class B shares of MakeMyTrip in a third-party investment entity. After these transactions, Naspers owns approximately 5.6% of Ctrip’s outstanding ordinary shares, and Ctrip owns ordinary shares and class B shares of MakeMyTrip, representing approximately 49.0% of MakeMyTrip’s total voting power with the total consideration of approximately US$1 billion.

In August 2019, the Company notified holders of the 1.25% convertible senior notes due 2022 of their rights under the relating indenture to require the Company to purchase all of or portion of such notes on September 15, 2019, which we refer to as the Put Right. The Put Right expired on September 12, 2019. By September 15, 2019, US$924,231,000 aggregate principal amount of the notes were validly surrendered and not withdrawn prior to the expiration of the Put Right. The aggregate purchase price of such notes was US$924,231,000.

In July 2019, the Company, as borrower, has entered into a facility agreement with certain financial institutions, for up to US$2 billion equivalent transferrable term loan facility with a greenshoe option of up to US$500 million. The Facilities have a 3-year tenor. The proceeds borrowed under the facilities may be used for our general working capital requirements, including repayment of any existing financial indebtedness.